

July 23, 2010

Martin E. Stein, Jr.
Chairman of the Board and
Chief Executive Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

> **Re:** **Regency Centers Corporation**
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File Nos. 1-12298 and 0-24763**

Dear Mr. Stein:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: Michael B. Kirwan